SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark  One)
[ x ] Annual  Report  Pursuant  to Section  15(d) of the  Securities
      Exchange Act of 1934
      [No fee required]

For the fiscal year ended December 31, 1996
                          _________________

                                       OR

[   ] Transition Report Pursuant to Section 15(d) of the Securities
      Exchange Act of 1934
      [No fee required]

For the transition period from ______________________ to ______________________

Commission file number is unassigned (Form S-8 Reg. No. 333-17473)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ILLINOIS TOOL WORKS INC.
                          SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ILLINOIS TOOL WORKS INC.
                              3600 W. LAKE AVENUE
                         GLENVIEW, ILLINOIS 60025-5811

                           SIGNATURES









Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 20th day of June, 1997.









                           ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN



                           by /s/ John Karpan
                              ------------------------------------------------
                              John Karpan, Member of Employee Benefits Committee and Senior Vice President
                              Human Resources

                         ILLINOIS  TOOL  WORKS  INC.
                         SAVINGS  AND  INVESTMENT  PLAN


                         FINANCIAL  STATEMENTS  AND  SCHEDULES
                         AS  OF  DECEMBER  31,  1996  AND  1995
                         TOGETHER  WITH  AUDITORS'  REPORT










                         EMPLOYER  IDENTIFICATION  NUMBER  36-1258310
                         PLAN  NUMBER  003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To the Employee Benefits Committee of
Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for Plan benefits of the ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1996. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP


Chicago, Illinois,
June 3, 1997

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1996 AND 1995
                        --------------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------


                                                       1996                 1995
                                               ------------         ------------
ASSETS:
    Investments at fair value-
       Invested cash-
          Stable Asset Fund                    $ 10,362,826         $  2,921,309
          Restricted Stable Asset Fund               58,320               17,358
       Long-term fixed income contracts-
          Stable Asset Fund                     102,559,598          116,691,783
          Restricted Stable Asset Fund (Note 8)   6,193,587            6,240,747
       Mutual funds-
          Putnam Money Market Fund               39,891,405           38,163,068
          Putnam Income Fund                      8,926,870            7,582,588
          Putnam Asset Allocation Fund-
              Conservative Portfolio              5,956,323            2,404,563
              Balanced Portfolio                 92,445,212           74,274,084
              Growth Portfolio                   55,988,468           45,254,139
          Fidelity Investments Magellan Fund    120,454,825          148,007,510
          Putnam New Opportunities Fund          97,845,212           52,063,385
       Common stock-
          Illinois Tool Works Inc.
          Common Stock Fund                      61,790,456           34,912,884
       Participant loans-
          Loan Fund                              18,532,782           16,639,189
                                               ------------         ------------
                  Total investments             621,005,884          545,172,607
                                               ------------         ------------
    Receivables-
       Company contributions                              0              567,182
       Participant contributions                          0              585,714
       Investment income                             45,090                1,936
       Transfer from other plans                 70,166,912                    0
                                               ------------         ------------
                  Total receivables              70,212,002            1,154,832
                                               ------------         ------------
                  Total assets                  691,217,886          546,327,439
                                               ------------         ------------
LIABILITIES:
    Fees payable                                    125,774                2,784
                                               ------------         ------------
                  Net assets available for
                  Plan benefits                $691,092,112         $546,324,655
                                               ============         ============



               The accompanying notes to the financial statements
                     are integral parts of these statements.

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                              WITH FUND INFORMATION
                              ---------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------


                                               Putnam                    Putnam
                                                Money  Stable Asset      Income
                                          Market Fund          Fund        Fund
                                          -----------  ------------   ---------
INCREASES (DECREASES):
    Net investment income-
       Interest and dividends             $ 1,892,184  $  6,857,253   $ 582,356
       Net appreciation (depreciation) on
          investments                               0             0    (259,023)
       Investment expense                    (177,307)       (3,062)       (780)
                                          -----------  ------------  ----------
                  Net investment income     1,714,877     6,854,191     322,553
                                          -----------  ------------  ----------
    Contributions-
       Participants                           737,292     1,618,336   1,111,231
       Company                                256,971       603,116     389,275
                                          -----------  ------------  ----------
                  Total contributions         994,263     2,221,452   1,500,506
                                          -----------  ------------  ----------
    Benefits paid to participants          (4,858,306)   (9,928,589)   (694,214)
                                          -----------  ------------  ----------
    Loans and net interfund transfers       3,012,871    (7,888,099)    (72,665)
                                          -----------  ------------  ----------
    Transfers from other plans                991,774     2,835,144     956,123
                                          -----------  ------------  ----------
                  Net increase (decrease)   1,855,479    (5,905,901)  2,012,303

NET ASSETS AVAILABLE:
    Beginning of year                      38,463,077   119,679,429   7,619,390
                                          -----------  ------------  ----------
    End of year                           $40,318,556  $113,773,528  $9,631,693
                                          ===========  ============  ==========


               The accompanying notes to the financial statements
                     are integral parts of these statements.

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              -----------------------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                              WITH FUND INFORMATION
                              ---------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------

                                      Putnam Asset   Putnam Asset  Putnam Asset
                                        Allocation     Allocation    Allocation
                                              Fund           Fund          Fund
                                      Conservative       Balanced        Growth
                                         Portfolio      Portfolio     Portfolio
                                      ------------   ------------  ------------
INCREASES (DECREASES):
    Net investment income-
       Interest and dividends          $   365,468   $  6,920,786   $ 3,070,390
       Net appreciation (depreciation)
          on investments                    96,551      6,917,353     5,669,284
       Investment expense                     (296)        (2,036)       (2,063)
                                        ----------   ------------   -----------
         Net investment income             461,723     13,836,103     8,737,611
                                        ----------   ------------   -----------
    Contributions-
       Participants                        415,396      1,729,426     1,718,926
       Company                             137,716        526,339       610,117
                                        ----------   ------------   -----------
         Total contributions               553,112      2,255,765     2,329,043
                                        ----------   ------------   -----------
    Benefits paid to participants         (280,538)    (6,585,584)   (1,883,886)
                                        ----------   ------------   -----------
    Loans and net interfund transfers    2,804,395        835,542        95,621
                                        ----------   ------------   -----------

    Transfers from other plans                   0     58,276,782     2,905,652
                                        ----------   ------------   -----------
         Net increase (decrease)         3,538,692     68,618,608    12,184,041

NET ASSETS AVAILABLE:
    Beginning of year                    2,417,631     74,326,303    45,305,632
                                        ----------   ------------   -----------
    End of year                         $5,956,323   $142,944,911   $57,489,673
                                        ==========   ============   ===========


               The accompanying notes to the financial statements
                     are integral parts of these statements.

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                              WITH FUND INFORMATION
                              ---------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------


                                                    Illinois Tool
                                         Fidelity     Works Inc.     Putnam New
                                      Investments         Common  Opportunities
                                    Magellan Fund     Stock Fund           Fund
                                    -------------  -------------  -------------
INCREASES (DECREASES):
    Net investment income-
       Interest and dividends        $ 21,017,006    $   474,931   $    757,695
       Net appreciation depreciation
         on investments                (7,275,079)    14,827,045      5,069,635
       Investment expense                 (32,522)        (4,473)        (4,649)
                                     ------------    -----------   ------------
         Net investment income         13,709,405     15,297,503      5,822,681
                                     ------------    -----------   ------------
    Contributions-
       Participants                     4,799,503      4,074,734      8,322,959
       Company                          1,699,814      1,549,617      3,025,004
                                     ------------    -----------   ------------
         Total contributions            6,499,317      5,624,351     11,347,963
                                     ------------    -----------   ------------

    Benefits paid to participants      (7,392,789)    (2,354,967)    (5,067,886)
                                     ------------    -----------   ------------
    Loans and net interfund transfers (41,682,048)     8,158,091     33,381,543
                                     ------------    -----------   ------------

    Transfers from other plans         12,424,581              0      4,092,433
                                     ------------    -----------   ------------
         Net increase (decrease)      (16,441,534)    26,724,978     49,576,734

NET ASSETS AVAILABLE:
    Beginning of year                 148,194,435     35,060,553     52,360,911
                                     ------------    -----------   ------------
    End of year                      $131,752,901    $61,785,531   $101,937,645
                                     ============    ===========   ============


               The accompanying notes to the financial statements
                     are integral parts of these statements.

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                              WITH FUND INFORMATION
                              ---------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      -------------------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------


                                       Restricted
                                           Stable                        Total
                                       Asset Fund      Loan Fund     All Funds
                                       ----------    -----------   -----------
INCREASES (DECREASES):
    Net investment income-
       Interest and dividends          $        0    $ 1,396,719   $43,334,788
       Net appreciation (depreciation)
         on investments                         0              0    25,045,766
       Investment expense                       0              0      (227,188)
                                       ----------    -----------  ------------
         Net investment income                  0      1,396,719    68,153,366
                                       ----------    -----------  ------------
    Contributions-
       Participants                             0              0    24,527,803
       Company                                  0              0     8,797,969
                                       ----------    -----------  ------------
         Total contributions                    0              0    33,325,772
                                       ----------    -----------  ------------

    Benefits paid to participants          (6,198)      (995,462)  (40,048,419)
                                       ----------    -----------  ------------

    Loans and net interfund transfers           0      1,354,749             0
                                       ----------    -----------  ------------

    Transfers from other plans                  0        854,249    83,336,738
                                       ----------    -----------  ------------
         Net increase (decrease)           (6,198)     2,610,255   144,767,457

NET ASSETS AVAILABLE:
    Beginning of year                   6,258,105     16,639,189   546,324,655
                                       ----------    -----------  ------------
    End of year                        $6,251,907    $19,249,444  $691,092,112
                                       ==========    ===========  ============


               The accompanying notes to the financial statements
                     are integral parts of these statements.

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1996 AND 1995
                           --------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------



1.   DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM:

The following describes the major provisions of the Illinois Tool Works Inc. Savings and Investment Plan ("the Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan following completion of one year of service with the Company and attaining age 21. Established on November 16, 1967, and last amended on July 1, 1994, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Putnam Fiduciary Trust Company (the "Trustee") serves as trustee, recordkeeper and investment manager of the Plan. Fidelity Investments serves as investment manager for amounts invested in the Magellan Fund.

Effective January 1, 1997, the following changes occurred with respect to Plan eligibility and contributions: (a) qualified employees of participating business units of the Company are eligible to join the Plan immediately upon hire (b) participation may begin in the first pay period of the month following eligibility and (c) after participants have completed 12 months of service, the Company will match the first 5% of contributions in accordance with existing Plan provisions.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their pre-tax and after-tax accounts. Effective January 1, 1997, the Plan's maximum contribution percentage was increased to 15% of eligible compensation. Participants may change their contribution percentages with each payroll.

The Company contributes to the participants' accounts based on the participants' contributions as follows:

               Percentage of
         Participants' Compensation
        ---------------------------
     Participants'            Company
     Contribution          Contribution
     ------------          ------------

               1%                  1.0%
               2                   1.5
               3                   2.0
               4                   2.5
            5-10                   3.0
           =====                  ====

Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Investment Options

The investment fund options are as follows:

               a.   PUTNAM   MONEY   MARKET  FUND  invests  in  a  portfolio  of
                    high-quality money market instruments.

               b. STABLE ASSET FUND consists primarily of a diversified portfolio of high-quality, fixed-income investments. The fund's holdings include investment contracts issued by major insurance companies and banks.

               c. PUTNAM INCOME FUND invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks. The fund may also hold a portion of its assets in cash or money market instruments.

               d. PUTNAM ASSET ALLOCATION FUND consists of three portfolios from which participants can elect to direct their funds. Each portfolio's strategic allocation indicates the typical percentage of the portfolio's investment between equity and fixed income securities.

                    - Conservative Portfolio has a strategic allocation equal to 35% equity class and 65% fixed income class investments.

                    - Balanced Portfolio has a strategic allocation equal to 65% equity class and 35% fixed income class investments.

                    - Growth Portfolio has a strategic allocation equal to 80% equity class and 20% fixed income class investments.

               e. FIDELITY INVESTMENTS MAGELLAN FUND invests mainly in equity securities of domestic, foreign and multinational issuers of all sizes that offer potential for growth.

               f. ILLINOIS TOOL WORKS INC. COMMON STOCK FUND is invested solely in the common stock of the Company.

               g. PUTNAM NEW OPPORTUNITIES FUND invests principally in common stocks of companies in sectors of the economy which possess above-average long-term growth potential.

               h. RESTRICTED STABLE ASSET FUND amounts are invested with Confederation Life (see Note 8).

               i.   LOAN  FUND  maintains  the  balance  of  participant   loans
                    outstanding.

Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any day, but no more than twice per quarter.

Vesting

Participants' interest in their accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement or death are granted full vesting in their Company contribution accounts.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear interest at the prime rate, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures, representing the unvested portion of the Company's contributions, amounting to $9,577 and $16,020 as of December 31, 1996 and 1995, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan.

2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund and Restricted Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund and Restricted Stable Asset Fund (Note 8) consist of fully benefit-responsive investment contracts and are reported at contract value, as required by AICPA Statement of Position 94-4.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The total realized appreciation on investments sold during 1996 was $16,160,408. The total unrealized appreciation on investments during 1996 was $8,885,358.

3.   ADMINISTRATION:

All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee and by Fidelity Investments, which serves as investment manager for the Magellan Fund.

4.   ADMINISTRATIVE EXPENSES:

Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.

5.   PARTY-IN-INTEREST TRANSACTIONS:

The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1996, fees paid to the Trustee were $122,531.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

6.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   TAX STATUS:

The Plan obtained its latest determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan, as adopted on December 29, 1994, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's legal counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

8.   CONFEDERATION LIFE INSURANCE COMPANY:

On August 12, 1994, the Canadian Government seized the operations of the Confederation Life Insurance Company. The Plan's investments in the Stable Asset Fund included a Confederation Life contract with a contract value of $6,287,672 at August 12, 1994. This investment represents approximately 5% of the Stable Asset Fund assets and 2% of the total Plan assets at June 30, 1994.

As of June 30, 1994, the Confederation Life Contract was frozen and segregated from the Stable Asset Fund. The assets are included in the Restricted Stable Asset Fund which represents the amounts invested with Confederation Life. Participants in the Restricted Stable Asset Fund are not allowed to transfer out, withdraw or borrow against amounts in this fund.

The Trustee will value the contract at its contract value on August 12, 1994, until sufficient data is available to value it higher or lower. The Company's management does not believe that this seizure will result in a loss to the participants.

During 1996, Confederation Life permitted a withdrawal of $47,159. Of the amount received, $6,198 was used to make the minimum required distributions for Plan participants who have attained the age 70-1/2, and the remaining portion is being held in an interest-bearing short-term investment fund account.

The  Plan  received  a   distribution   of  its  remaining   investment  in  the
Confederation Life Contract subsequent to year-end (Note 11).

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following reconciles net assets available for Plan benefits per the financial statements to the Form 5500:

                                                       1996                1995
                                               ------------        ------------

Net assets available for Plan benefits per the
    financial statements                        $691,092,112       $546,324,655
Amounts allocated to withdrawing participants     (1,078,227)          (918,757)
                                                ------------       ------------
Net assets available for Plan benefits per the
    Form 5500                                   $690,013,885       $545,405,898
                                                ============       ============

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

Benefits paid to participants per the financial
    statements                                   $40,048,419
Amounts allocated to withdrawing participants at-
       December 31, 1996                           1,078,227
       December 31, 1995                            (918,757)
                                                 -----------
Benefits paid to participants per the Form 5500  $40,207,889
                                                 ===========

An estimate of amounts allocated to withdrawing participants is recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

10.   TRANSFERS FROM OTHER PLANS:

Effective January 1, 1996, the Loveshaw Corporation 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on February 6, 1996. The assets transferred to the Plan totaled $2,482,051.

Effective January 1, 1996, the Jemco Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on February 21, 1996. The assets transferred to the Plan totaled $3,386,543.

Effective March 1, 1996, the Fibre Glass-Evercoat Company, Inc. Employees 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on March 1, 1996. The assets transferred to the Plan totaled $1,520,744.

Effective July 31, 1996, the Foamseal, Inc. Employees Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on August 1, 1996. The assets transferred to the Plan totaled $5,293,836.

Effective June 30, 1996, the Screen Process Specialist 401(k) Retirement Savings Plan was merged into the Plan. Substantially all of the assets were transferred on July 1, 1996. The assets transferred to the Plan totaled $486,652.

Effective December 31, 1996, the Hobart Brothers Company Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on January 2, 1997. The assets transferred to the Plan totaled $48,065,751.

Effective December 30, 1996, the Hobart Brothers Company 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on January 2, 1997. The assets transferred to the Plan totaled $19,156,362.

Effective December 31, 1996, the Maple Control Profit Sharing 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on January 2, 1997. The assets transferred to the Plan totaled $2,944,799.

11.   SUBSEQUENT EVENTS:

On February 14, 1997, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock. On May 9, 1997, the stock split was approved by the Company's stockholders. The split is effective May 27, 1997. All share information related to the Plan's investment in the common stock of the Company has been restated to reflect the stock split.

On February 12, 1997, a plan of rehabilitation of Confederation Life was approved by the Michigan state court. The court approved five different settlement options for contractholders. The Company's management chose to receive a distribution of all amounts from the Confederation Life contract. According to the settlement option, the amount received will be approximately equal to 104.9% of the contract value at August 12, 1994, minus any contract withdrawals since that time.

Proceeds totaling $6,563,729 were received by the Trustee in two installments. An amount of $5,370,626 was received on April 25, 1997, and an additional amount of $1,193,103 was received on May 27, 1997. The proceeds and participant account balances from this distribution will be transferred from the Restricted Stable Asset Fund to the Stable Asset Fund. The Restricted Stable Asset Fund will be discontinued with the completion of the transfer.

                                                                     SCHEDULE I

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1996
                            ------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           -----------------------------------------------------------



                                                                        Cost and
                                                                          Market
                                                                           Value
                                                                    ------------
INVESTED CASH:
    Stable Asset Fund-
       *Putnam Investments, Boston, Massachusetts                   $ 10,362,826
    Restricted Stable Asset Fund-
       *Putnam Investments, Boston, Massachusetts                         58,320

LONG-TERM FIXED INCOME CONTRACTS:
    Stable Asset Fund-
       Allstate, 6.12% contract, due 9/15/00 and 12/15/00              3,655,150
       Bankers Trust Company, 5.65% contract,
         due 4/15/97 through 1/15/98                                  11,719,626
       Canada Life, 6.59% contract, due 9/30/99                        3,129,664
       CIGNA-
          8.00% contract, due 1/1/98                                   9,542,024
          5.95% contract, due 9/1/98                                   7,333,640
       John Hancock, 5.95% contract, due 3/15/97, 3/15/00
         and 6/15/00                                                   5,236,617
       Life of Virginia, 5.32% contract, due 5/1/97 and 7/1/97         7,189,909
       Metropolitan Life Insurance Company, 6.70% contract,
         due 2/28/97, 9/30/97 and 10/31/98                            12,975,894
       Principal Mutual Life-
          4.83% contract, due 3/31/98                                  5,823,251
          6.15% contract, due 12/31/97                                 2,887,800
       Transamerica, 5.12% contract, due 6/30/98                       5,877,530
       New York Life-
          5.69% contract, due 9/15/00 and 12/15/00                     4,578,627
          6.69% contract, due 3/31/01 and 6/30/01                      4,179,183
          6.91% contract, due 10/1/01                                  2,034,353
       People's Security-
          5.81% contract, due 6/15/99 and 12/15/99                     4,190,047
          5.41% contract, due 2/7/99                                   4,636,016
          5.87% contract, due 6/15/00                                  3,022,756
          6.62% contract, due 7/15/99                                  1,541,984
       Security Life of Denver, 5.85% contract, due 1/6/97             2,002,798
       United of Omaha, 5.86% contract, due 10/14/01                   1,002,729
    Restricted Stable Asset Fund-
       Confederation Life Insurance Company                            6,193,587



                               *Party-in-interest.

                                                                     SCHEDULE I
                                                                      CONTINUED
              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1996
                             -----------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------



                                          Number of                       Market
                                             Shares          Cost          Value
                                         ----------  ------------   ------------
MUTUAL FUNDS:
    *Putnam Money Market Fund            39,891,405  $ 39,891,405   $ 39,891,405
    *Putnam Income Fund                   1,273,448     8,758,837      8,926,870
    *Putnam Asset Allocation Fund-
       Conservative Portfolio               621,097     5,798,063      5,956,323
       Balanced Portfolio                 8,812,699    77,041,916     92,445,212
       Growth Portfolio                   4,967,921    46,795,998     55,988,468
    *Fidelity Investments Magellan Fund   1,493,550   103,719,216    120,454,825
    *Putnam New Opportunities Fund        2,392,303    85,231,545     97,845,212

COMMON STOCK:
    *Illinois Tool Works Inc.
     Common Stock Fund (Note 11)
                                          1,547,178    40,983,495     61,790,456
PARTICIPANT LOANS                                 -             -     18,532,782
                                                                    ------------
                 Total assets held for
                   investment purposes                              $621,005,884
                                                                    ============


                               *Party-in-interest.


                  Interest rates of loans to participants with
                   balances outstanding at December 31, 1996,
                            lowest 6% to highest 15%.


               The accompanying notes to the financial statements
                     are an integral part of this schedule.

                                                                     SCHEDULE II

              ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

           Employer Identification Number 36-1258310, Plan Number 003
           ----------------------------------------------------------



A single transaction or a series of transactions involving securities of the same issue which, in the aggregate, amount to more than 5% of the current value of the Plan's assets at the beginning of year.



                                                     Aggregate Purchases
                                        ----------------------------------------
                                           Number of
              D e s c r i p t i o n     Transactions                      Amount
              ---------------------     ------------                 -----------

*Putnam Asset Allocation Fund-
    Balanced Portfolio                           421                 $26,695,682
*Putnam New Opportunities Fund                   624                  61,190,205
*Stable Asset Fund                               606                  31,443,326
*Fidelity Investments Magellan Fund              497                  35,034,842
*Putnam Money Market Fund                        833                  35,022,415
*ITW Stock Fund                                  602                  21,456,140
                                                 ===                 ===========

                                                  Aggregate Sales
                                  ----------------------------------------------
                                 Number of     Proceeds         Cost        Gain
                              Transactions
                              ------------  -----------  -----------  ----------
*Putnam Asset Allocation Fund-
    Balanced Portfolio                 703  $16,162,450  $13,345,617  $2,816,833
*Putnam New Opportunities Fund         826   20,478,949   17,460,969   3,017,980
*Stable Asset Fund                     772   24,415,494   24,415,494           -
*Fidelity Investments
   Magellan Fund                       923   55,129,196   47,511,555   7,617,641
*Putnam Money Market Fund              981   33,761,665   33,761,665           -
*ITW Stock Fund                        891    9,407,236    7,157,587   2,231,649
                                       ===  ===========  ===========  ==========



                               *Party-in-interest.


               The accompanying notes to the financial statements
                    are an integral part of this schedule.